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Exhibit 99(a)(14)

DYNAMIC POWER CORPORATION AND CLARY CORPORATION
ANNOUNCE COMPLETION OF SUBSEQUENT OFFERING
FOR CLARY CORPORATION SHARES

        MONROVIA, CALIFORNIA—February 4, 2003—Dynamic Power Corporation ("DPC") and Clary Corporation announced the completion of the subsequent offering period relating to DPC's cash tender offer for the outstanding common shares and Series A preferred shares of Clary Corporation (PCX:CLY; Pink Sheets: CLRY) at a purchase price of $2.00 per common share and $5.50 per Series A preferred share.

        The subsequent offering period expired at 8:00 p.m., New York City time, on January 31, 2003. Based on preliminary information, DPC has been advised by U.S. Stock Transfer Corporation, the depositary for the tender offer, that as of the close of business on January 31, 2003, 22,303 common shares and 1,704 Series A preferred shares of Clary Corporation had been validly tendered during the subsequent offering period. Combined with shares tendered during the initial offering period, a total of 1,091,086 common shares and 4,666 Series A preferred shares of Clary Corporation were purchased pursuant to the offer. The shares tendered, plus the shares beneficially held by DPC, represent 92.4% of the outstanding common shares and 94.5% of the outstanding Series A preferred shares of Clary Corporation.

        DPC will acquire the remaining shares of Clary Corporation through a short-form merger in which all remaining Clary shareholders who did not tender their shares in the tender offer will have their shares converted into the right to receive $2.00 per common share and $5.50 per Series A preferred share in cash without interest. No vote or consent of the Clary shareholders is required for this merger. Shareholders will receive information in the mail on how to receive payment for their shares.

        For further information, please contact:

  Dynamic Power Corporation
  John G. Clary, 626/305-9109

or

  Clary Corporation
  Don Ash, 626/359-4486

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  Exhibit 99(a)(14)